UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004.

Commission File Number: 001-31221

Total number of pages: 6

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Report of the 13th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 18, 2004	By:	/S/ YOSHIAKI UGAKI
Yoshiaki Ugaki Executive Vice President and Chief Financial Officer

June 18, 2004

To Shareholders

NTT DoCoMo, Inc.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Japan

Masao Nakamura

President and CEO

REPORT OF THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We wish to inform you of the outcome of our 13th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

Report on Business Report and Statement of Income for the 13th Fiscal Year (from April 1, 2003 to March 31, 2004), and Balance Sheet as of March 31, 2004.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Approval of Proposed Appropriation of Retained Earnings for the 13th Fiscal Year.

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 1,000 yen per share, including an ordinary dividend of 500 yen a share as well as a commemorative dividend of 500 yen a share in recognition of i-mode subscriptions passing 40 million mark in October 2003. Accordingly, the aggregate amount of the annual dividends for this fiscal year is 1,500 yen per share.

Item 2:	Repurchase of Shares

The proposed repurchase of shares was approved at this meeting, and it was decided to allow the Company to repurchase up to 2.5 million shares of its common stock, up to an aggregate repurchase price of 600 billion yen, during the term between the close of the 13th Ordinary General Meeting of Shareholders and the close of the 14th Ordinary General Meeting of Shareholders.

Item 3:	Partial Amendment to the Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation in connection with the addition of a new provision as Article 6 for the repurchase of the Company’s own shares was approved at this meeting.

Item 4:	Election of 25 Directors

As proposed, the election and reappointment of the following 16 Directors was approved:

Mr. Masao Nakamura, Mr. Masayuki Hirata, Mr. Kunio Ishikawa, Mr. Kei-ichi Enoki, Mr. Yasuhiro Kadowaki, Mr. Takanori Utano, Mr. Kiyoyuki Tsujimura, Mr. Shunichi Tamari, Mr. Takashi Sakamoto, Mr. Shuro Hoshizawa, Mr. Hideki Niimi, Mr. Yojiro Inoue, Mr. Harunari Futatsugi, Mr. Bunya Kumagai, Mr. Keiji Tachikawa, and Mr. Masayuki Yamamura.

The election of the following nine new Directors was also approved as proposed:

Mr. Seijiro Adachi, Mr. Yoshiaki Ugaki, Mr. Seiji Tanaka, Mr. Hiroaki Nishioka, Mr. Fumio Nakanishi, Mr. Akio Ooshima, Mr. Masatoshi Suzuki, Mr. Fumio Iwasaki, and Mr. Tsuyoshi Nishiyama.

Item 5:	Election of 1 Corporate Auditor

As proposed, Mr. Shoichi Matsuhashi was elected and appointed as Corporate Auditor.

Item 6:	Award of Retirement Benefits Payments to Retiring Directors and a Corporate Auditor

As proposed, the award of retirement benefits within a reasonable range to 12 persons, retiring Directors Shiro Tsuda, Toyotaro Kato, Kimio Tani, Kota Kinoshita, Kunio Ushioda, Noboru Inoue, Kunito Abe, Tamon Mitsuishi, Toshiharu Nishigaichi, Minoru Hyuga, and Yoshiaki Noda, and retiring Corporate Auditor Kiyoto Uehara, was approved. The amount of the retirement benefits will be determined in accordance with the prescribed standards of the Company.

The determination of, among other things, the amount, dates and methods of retirement benefits payment, was entrusted to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditor.

At the meeting of the Board of Directors held after the close of the 13th Ordinary General Meeting of Shareholders, Mr. Masao Nakamura was elected and appointed as President and Chief Executive Officer, Mr. Masayuki Hirata, Mr. Kunio Ishikawa and Mr. Seijiro Adachi were elected and appointed as Senior Executive Vice Presidents, and Mr. Kei-ichi Enoki, Mr. Yasuhiro Kadowaki, Mr. Takanori Utano, Mr. Kiyoyuki Tsujimura, Mr. Shunichi Tamari, Mr. Takashi Sakamoto, Mr. Shuro Hoshizawa and Mr. Yoshiaki Ugaki were elected and appointed as Executive Vice Presidents.

Also, after the close of the 13th Ordinary General Meeting of Shareholders, Mr. Shoichi Matsuhashi was elected and appointed as a full-time Corporate Auditor through the mutual election of auditors.

Re: Payment of dividends for the 13th Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: please confirm that the documents titled “Dividend statement for the 13th Fiscal Year” and “Confirmation of bank account to wire transfer dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: a postal transfer payment notice is enclosed herewith. Please bring this payment notice by an early date to a post office to receive your dividends.